

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of March 31, 2026

The principal balances and results accumulated for the period ending March 2026 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	1,876,944
Loans and accounts receivables from customers and banks, net	39,510,446
Loans and accounts receivables from customers at fair value, net	370,633
Financial instruments	9,633,504
Financial derivative contracts	11,211,461
Other asset ítems	7,293,915
Total assets	**69,896,903**

Principal liabilities	MCh$
Deposits and other demand liabilities	13,746,374
Time deposits and other time liabilities	17,247,579
Issued debt and regulatory capital instruments	10,225,561
Financial derivative contracts	11,424,288
Other liabilities ítems	12,359,280
Total equity	4,893,821
Total liabilities and Equity	**69,896,903**

Equity attributable to:	
Equity holders of the Bank	4,739,336
Non-controlling interest	154,485

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	489,527
Net fee and commission income	154,932
Result from financial operations	85,258
Total operating income	**729,717**
Provision for loan losses	(158,777)
Support expenses	(225,004)
Other results	(9,549)
Income before tax	**336,387**
Income tax expense	(55,909)
Net income for the period	**280,478**

Attributable to:	
Equity holders of the Bank	273,190
Non-controlling interest	7,288


JONATHAN COVARRUBIAS H.
Chief Accounting Officer

ANDRES TRAUTMANN B.
Chief Executive Officer




BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Marzo de 2026

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Marzo de 2026 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO	
Principales rubros del activo	**MM$**
Efectivo y depósitos en bancos	1.876.944
Créditos y cuentas por cobrar a clientes y bancos	39.510.446
Créditos y cuentas por cobrar a clientes a valor razonable	370.633
Instrumentos financieros	9.633.504
Contratos de derivados financieros	11.211.461
Otros rubros del activo	7.293.915
Total Activos	**69.896.903**

Principales rubros del pasivo	**MM$**
Depósitos y otras obligaciones a la vista	13.746.374
Depósitos y otras captaciones a plazo	17.247.579
Instrumentos de deuda y capital regulatorio emitidos	10.225.561
Contratos de derivados financieros	11.424.288
Otros rubros del pasivo	12.359.280
Total patrimonio	4.893.821
Total Pasivos y Patrimonio	**69.896.903**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.739.336
Interés no controlador	154.485

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO	
Resultados operacionales	**MM$**
Ingresos netos por intereses y reajustes	489.527
Ingresos netos de comisiones	154.932
Resultado de operaciones financieras	85.258
Total ingresos operacionales	**729.717**
Gasto de pérdidas crediticias	(158.777)
Gastos de apoyo	(225.004)
Otros resultados	(9.549)
Resultado antes de impuesto	**336.387**
Impuesto a la renta	(55.909)
Utilidad consolidada del periodo	**280.478**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	273.190
Interés no controlador	7.288

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ANDRES TRAUTMANN B.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence,

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